April 7, 2021

Advisors Preferred Trust

1445 Research Boulevard, Suite 530

Rockville, MD 20850

Trustees:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 147 to the Registration Statement, File Nos. 333-184169 and 811-22756 (the "Registration Statement"), of Advisors Preferred Trust (the "Trust").

We have examined a copy of the Trust's Agreement and Declaration of Trust, the Trust's By-laws, the Trust's record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Post-Effective Amendment No. 147 is effective for purposes of applicable federal and state securities laws, the shares of each fund listed on the attached Exhibit A (the "Funds"), if issued in accordance with the then current Prospectus and Statement of Additional Information of the applicable Fund, will be legally issued, fully paid and non-assessable.

The opinions expressed herein are limited to matters of Delaware statutory trust law and United States Federal law as such laws exist today; we express no opinion as to the effect of any applicable law of any other jurisdiction. We assume no obligation to update or supplement our opinion to reflect any facts or circumstances that may hereafter come to our attention, or changes in law that may hereafter occur.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 147 to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Trust and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thompson Hine LLP

AJD/MVW

EXHIBIT A

#	Fund Name
1	OnTrack Core Fund
2	The Gold Bullion Strategy Fund
3	The Gold Bullion Strategy Portfolio
4	Quantified Managed Income Fund
5	Quantified Market Leaders Fund
6	Quantified Alternative Investment Fund
7	Quantified STF Fund
8	Quantified Tactical Fixed Income Fund
9	Quantified Evolution Plus Fund
10	Quantified Common Ground Fund
11	Quantified Pattern Recognition Fund
12	Spectrum Low Volatility Fund
13	Spectrum Advisors Preferred Fund
14	Hundredfold Select Alternative Fund
15	Kensington Managed Income Fund
16	Kensington Dynamic Growth Fund
17	Quantified Tactical Sectors Fund
18	BCM Decathlon Conservative Fund
19	BCM Decathlon Moderate Fund
20	BCM Decathlon Growth Fund
21	Quantified Government Income Tactical Fund
22	Quantified Rising Dividend Tactical Fund
23	Spectrum Unconstrained Fund